THIS THIRD AMENDING AGREEMENT (this "Amending Agreement") made as of the 15th day of August, 2017
A M O N G:
CANADA GOOSE HOLDINGS INC.
(hereinafter called "Holdings")
- and -
CANADA GOOSE INC.
(hereinafter called the "CGI Borrower")
- and -
CANADA GOOSE INTERNATIONAL AG
(hereinafter called the "Swiss Borrower"

and, together with the CGI Borrower, the "Borrowers")
- and -
CANADIAN IMPERIAL BANK OF COMMERCE
in its capacity as administrative agent and collateral agent
(hereinafter called the "Administrative Agent")
- and -
EACH FINANCIAL INSTITUTION party hereto and shown as a Lender on the signature pages hereto
(hereinafter, in such capacity, individually called a "Lender" and, collectively, in such capacity, called the "Lenders")

WHEREAS Holdings, the Borrowers, the Administrative Agent and the Lenders entered into a credit agreement dated as of June 3, 2016, as amended on December 2, 2016 and January 26, 2017 (the "Credit Agreement");
AND WHEREAS the parties hereto wish to further amend certain terms and conditions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree to amend the Credit Agreement as provided herein:

Section 1	General
In this Amending Agreement (including the recitals) unless otherwise defined or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Credit Agreement.

Section 2	To be Read with Credit Agreement
This Amending Agreement is an amendment to the Credit Agreement. Unless the context of this Amending Agreement otherwise requires, the Credit Agreement and this Amending Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement and this Amending Agreement were contained in one agreement. The term "Agreement" when used in the Credit Agreement, and the term "Credit Agreement" when used in any other Credit Document, means the Credit Agreement as amended, supplemented or modified from time to time (including as amended by this Amending Agreement).

Section 3	Amendments

(a)	Section 1.1 of the Credit Agreement is hereby amended by adding the following new definitions in their appropriate alphabetical order:
""Third Closing Date" means August 15, 2017.

"Third Amending Agreement" means the third amending agreement dated as of August 15, 2017 among the Administrative Agent, Holdings, the Borrowers and the Lenders."

(b)	Section 1.1 of the Credit Agreement is hereby amended by deleting the last sentence in the definition "Revolving Credit Commitment" and replacing such deletion as follows:
"The aggregate Revolving Credit Commitment of all Lenders on the Third Closing Date shall be $200,000,000 and the aggregate Revolving Credit Commitment (Peak Season) of all Lenders on the Third Closing Date shall be $250,000,000, in each case, as such amount may be adjusted from time to time in accordance with the terms of this Agreement;"

(c)	Schedule 1.1(a) of the Credit Agreement is hereby deleted in its entirety and replaced with Schedule 1.1(a) attached to the Third Amending Agreement.

Section 4	Representations and Warranties

In order to induce the Administrative Agent and the Lenders to enter into this Amending Agreement, each of the Borrowers and, in respect of Sections 9.1, 9.2, 9.3 and 9.18 of the Credit Agreement and the representations in clauses (b) and (c) below only, Holdings represents and warrants to the Administrative Agent and the Lenders as follows, which representations and warranties shall survive the execution and delivery hereof:

(a)
the representations and warranties set forth in Article 9 of the Credit Agreement are true and correct in all material respects as of the date hereof (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date and except to the extent that any such representation and warranty is qualified by materiality, in which case such representation and warranty are true and correct in all respects after giving effect to such qualification);

(b)
the execution, delivery and performance of this Amending Agreement have been duly authorized by all corporate actions required of each of the Borrowers and Holdings. Each of the Borrowers and Holdings has duly executed and delivered this Amending Agreement. This Amending Agreement is a legal, valid and binding obligation of each of the Borrowers and Holdings, enforceable against each of the Borrowers and Holdings in accordance with its terms (except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally and subject to general principles of equity); and

(c)	no Default or Event of Default has occurred and is continuing.

Section 5	Conditions Precedent
This Amending Agreement shall not be effective until satisfaction of the following conditions precedent, each to the satisfaction of the Lenders:

(a)	this Amending Agreement shall be executed and delivered by Holdings, the Borrowers, the Administrative Agent and the Lenders;

(b)
the Administrative Agent and the Lenders shall have received an acknowledgement and confirmation from each Guarantor confirming that its guarantee and the security provided by it continues to be legal, valid and enforceable obligations of it (subject, as to enforceability, to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and to general principles of equity and principles of good faith and dealing);

(c)	the Administrative Agent shall have a received a certificate from an officer of the CGI Borrower confirming the accuracy of representations contained in Section 4 of this Amending Agreement;

(d)	the Administrative Agent shall have received payment by the Borrowers of a fee in the amount of $60,000, to be distributed among the Lenders that are increasing their

Revolving Credit Commitments on a pro-rata basis based on each such Lenders increase in its Revolving Credit Commitment divided by the $50,000,000 aggregate increase in the Revolving Credit Commitments;

(e)	a certificate of status (or equivalent) for the jurisdiction of incorporation of each Borrower shall have been delivered to the Administrative Agent; and

(f)
the Administrative Agent shall have received an opinion from counsel to the CGI Borrower and Holdings as to, inter alia, the enforceability of this Amending Agreement and from counsel to the Swiss Borrower as to the capacity of the Swiss Borrower to enter into this Amending Agreement, each of such opinions to be in form and substance satisfactory to the Administrative Agent, acting reasonably.

Section 6	Expenses
The Borrowers shall pay all reasonable fees and expenses incurred by the Administrative Agent in connection with the preparation, negotiation, completion, execution, delivery and review of this Amending Agreement and all other documents and instruments arising therefrom and/or executed in connection therewith to the extent required by, and in accordance with, Section 14.5 of the Credit Agreement.

Section 7	Continuance of Credit Agreement and Security
The Credit Agreement, as changed, altered, amended or modified by this Amending Agreement, shall be and continue in full force and effect and is hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for herein. It is agreed and confirmed that after giving effect to this Amending Agreement, the security held from time to time by or on behalf of the Administrative Agent pursuant to, and subject to any limitations as set forth in, the Security Documents as it relates to the Borrowers secures, inter alia, the payment of all of the Obligations of the Borrowers, as applicable, including, without limitation, the Obligations arising under the Credit Agreement, as amended by the terms of this Amending Agreement. The Credit Agreement and each other Credit Document to which Holdings or any Borrower is a party is a legal, valid and binding obligation, enforceable against Holdings or such Borrower in accordance with its terms (except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally and subject to general principles of equity). This Amending Agreement shall constitute a Credit Document.

Section 8	Counterparts
This Amending Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Amending Agreement and the Credit Agreement and other Credit Documents, as amended and/or reaffirmed hereby, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Delivery of an executed counterpart of a signature page of this Amending Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Amending Agreement.

Section 9	Governing Law
This Amending Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the nonexclusive jurisdiction of the courts of the Province of Ontario.
[Remainder of Page is Intentionally Blank]

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the date first set forth above.
CGI BORROWER:

CANADA GOOSE INC.
By:	/s/ John Black
Name: John Black
Title: Chief Financial Officer
/s/ Daniel Reiss
Name: Daniel Reiss
Title: President and Chief Executive Officer
SWISS BORROWER:

CANADA GOOSE INTERNATIONAL AG
By:	/s/ Hans-Peter Wyss
Name: Hans-Peter Wyss
Title: Chairman
/s/ Nikolaos Koumettis
Name: Nikolaos Koumettis
Title: Member
HOLDINGS:

CANADA GOOSE HOLDINGS INC.
By:	/s/ John Black
Name: John Black
Title: Chief Financial Officer
/s/ David Forrest
Name: David Forrest
Title: Senior Vice President and General Counsel

Signature Page to Third Amending Agreement (Canada Goose)

ADMINISTRATIVE AGENT:

CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent
By:	/s/ Italo Fortino
Name: Italo Fortino
Title: Authorized Signatory
/s/ Anthony Tsuen
Name: Anthony Tsuen
Title: Authorized Signatory
LENDER:

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By:	/s/ Italo Fortino
Name: Italo Fortino
Title: Authorized Signatory
/s/ Anthony Tsuen
Name: Anthony Tsuen
Title: Authorized Signatory

Signature Page to Third Amending Agreement (Canada Goose)

LENDER:

THE TORONTO-DOMINION BANK, as Lender
By:	/s/ Michelle White
Name: Michelle White
Title: Senior Analyst
/s/ Darcy Mack
Name: Darcy Mack
Title: AVP

Signature Page to Third Amending Agreement (Canada Goose)

LENDER:

BANK OF MONTREAL, as Lender
By:	/s/ Pedram Kaya
Name: Pedram Kaya
Title: Managing Director
/s/ Shane Bradley
Name: Shane Bradley
Title: Director

Signature Page to Third Amending Agreement (Canada Goose)

LENDER:

GOLDMAN SACHS BANK USA, as Lender
By:	/s/ Annie Carr
Name: Annie Carr
Title: Authorized Signatory

Signature Page to Third Amending Agreement (Canada Goose)

LENDER:

BARCLAYS BANK PLC, as Lender
By:	/s/ Marguerite Sutton
Name: Marguerite Sutton
Title: Vice President

Signature Page to Third Amending Agreement (Canada Goose)

SCHEDULE 1.1(a)
Revolving Credit Commitment

Lender	Revolving Credit Commitment	Revolving Credit Commitment (Peak Season)

Canadian Imperial Bank of Commerce	$75,500,000 (including $25,000,000 as Swingline Lender)	$96,000,000 (including $25,000,000 as Swingline Lender)
The Toronto-Dominion Bank	$55,750,000	$68,000,000
Bank of Montreal	$45,500,000	$55,000,000
Goldman Sachs Bank USA	$16,875,000	$22,500,000
Barclays Bank PLC	$6,375,000	$8,500,000
Total	$200,000,000	$250,000,000